EXHIBIT 12.2

IRIS INTERNATIONAL, INC.

STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS

TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

(dollars in thousands)

	Nine Months ended September 30,		Years Ended December 31,
	2007		2006		2005		2004		2003	2002
Earnings (loss) before fixed charges (1):
Earnings (loss) from continuing operations before cumulative effect of accounting change	$7,480		$2,138		$9,546		$3,799		$(833)	$1,461
Fixed Charges	385		477		291		452		526	708
Amortization of capitalized interest	—		—		—		—		—	—
Distributed income of equity investees	—		—		—		—		—	—
Equity in net losses of affiliates	—		—		—		—		—	—
Less: Interest capitalized	—		—		—		—		—	—
Preference security dividend requirements of consolidated subsidiaries	—		—		—		—		—	—
Minority interest	—		—		—		—		—	—

	$7,865		$2,615		$9,837		$4,251		$(307)	$2,169

Fixed charges:
Interest expense	$8		$18		$15		$243		$351	$537
Est. int. exp. component of rent expense	377		459		276		209		175	171
Amortization of premiums, discounts, and capitalized expenses related to indebtedness	—		—		—		—		—	—
Preference security dividend requirements of consolidated subsidiaries	—		—		—		—		—	—

	$385		$477		$291		$452		$526	$708

Ratio of earnings to fixed charges (1)	20.43	x	5.48	x	33.80	x	9.40	x	(2)	3.06	x

(1)	For purposes of calculating the ratio of earnings to fixed charges, earnings is the amount resulting from (1) adding (a) pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, (b) fixed charges, (c) amortization of capitalized interest, (d) distributed income of equity investees and (e) our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges and (2) subtracting (i) interest capitalized, (ii) preference security dividend requirements of consolidated subsidiaries and (iii) the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. Fixed charges is the sum of (w) interest expensed and capitalized, (x) amortized premiums, discounts and capitalized expenses related to indebtedness, (y) an estimate of the interest within rental expense and (z) preference security dividend requirements of our consolidated subsidiaries. Preferred security dividend is the amount of pre-tax earnings that is required to pay the dividends on outstanding preference securities. We currently have no preference securities outstanding for which we are required to pay dividends.
(2)	For the year ended December 31, 2003 we had an $833,000 deficiency of earnings to fixed charges.